T: 860.973.7070
123 MAIN STREET	F: 860.589.3507
BRISTOL, CT 06010-6307	BGInc.com

July 23, 2012

VIA EDGAR

Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010

Re:          Comment Letter Dated
July 10, 2012 Regarding
Barnes Group Inc.
Form 10-K for the fiscal year ended December 31, 2011
Form 10-Q for the period ended March 31, 2012
File No. 1-4801

Dear Mr. Decker:

In connection with your review of the captioned filings of Barnes Group Inc. (the “Company”), we respectfully submit the following responses to the comments as reflected in your letter dated July 10, 2012.  We have used the same number system and captions as reflected in your letter, and have included our response following each comment.

Should you have any further comments or questions or need additional information, please correspond with the undersigned at our Bristol, Connecticut corporate address.  Please also feel free to contact me at our headquarter office (860-583-7070).

Rule 83 Confidential Treatment Request

The Company respectfully requests confidential treatment for certain omitted portions of this letter set forth in brackets below pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §§200.83 (“Rule 83”). This letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the omitted information included herein. The Company respectfully requests that the bracketed information below be treated as confidential information and that the Commission provide timely notice to Claudia S. Toussaint, Senior Vice President, General Counsel and Secretary, Barnes Group Inc., 123 Main Street, Bristol, Connecticut 06010 before it permits any disclosure of such bracketed information.  The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings, including your interim filings, if applicable.

Response:  The Company will include in future filings, including our interim filings, if applicable, the additional disclosures and other revisions presented below to the extent of and in substantially the same manner set forth or indicated in the below responses.

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies, page 36

General

2.
We note your response to comment three in our letter dated June 13, 2012. Please expand your disclosures to describe the nature of the management fees related to the aerospace aftermarket RSP business. Please specifically disclose whether any services are provided to you in exchange for these management fees as well as the nature of any services provided. ASC 605-50-45-2 states that the presumption that cash consideration given by a vendor to a customer shall be characterized as a reduction of revenue is overcome and the cash consideration should be characterized as a cost if two conditions are met. If services are provided, please tell us how you determined that you did not meet both of the conditions listed in ASC 605-50-45-2. Please also tell us the amounts of management fees recorded as a reduction of net sales for each of the three years ended December 31, 2011 as well as the three months ended March 31, 2012.

Response:  Under the aerospace aftermarket RSP agreements, the Company has the exclusive right to supply our customer with designated aftermarket parts over the life of the related aircraft engine program. Our customer has overall responsibility for the sale and product support of the engine program to the end market customers, including spare parts administration, warehousing and inventory management, and customer support. Engine program management fees (described as “management fees”) recognize these support activities performed by our customer. These management fees are satisfied through an agreed upon [**] to its end market customers, and are deducted from revenue. The amounts do not vary based on the extent of support services provided by our customer, rather they vary with [**].

We have considered the accounting guidance in ASC 605-50-45-1 and -2 which provides that cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, shall be characterized as a reduction of revenue when recognized in the vendor’s income statement. That presumption is overcome and the consideration should be characterized as a cost incurred if, and to the extent that, both of the following conditions are met: 1) that the identified benefit must be sufficiently separable from the recipient’s purchase of the vendor’s products such that the vendor could have entered into an exchange transaction with a party other than a purchaser of its products or services in order to receive that benefit and 2) the vendor can reasonably estimate the fair value of the benefit identified.

We have considered the accounting guidance in ASC 605-50-45-1 and -2 and concluded that the engine program management fees do not meet the conditions that would require the fees to be characterized as a cost incurred rather that a reduction of revenue. The services provided by our customer are not sufficiently separable from our sale of parts (they are directly related to the resale of our parts). Our customer has overall responsibility for the sale and product support of the engine to the end market customers and the relationship with its end market customers.  Accordingly, these program support services cannot be provided by the Company or a party other than our customer and therefore are not separable. In addition, with respect to the second condition, it would be impractical to reasonably estimate the fair value of the services because the services are controlled by our customer and are part of its overall engine program and relationship management with the end market customers. Accordingly, we concluded that the consideration did not meet the required conditions and, as such, management fees are reflected as a reduction to sales when revenues are recorded.

The amount of management fees recorded as a reduction to sales were approximately $[**], $[**] and $[**] for each of the years ended 2009, 2010 and 2011, respectively, and $[**] for the three months ended March 31, 2012.  Because the amounts of the management fees are [**], we believe that these amounts are not in and of themselves material and could be misleading to investors by suggesting they reflect the amounts we are paying for services.

Beginning with our Annual Report on Form 10-K for the year ending December 31, 2012, we will enhance our disclosure of the Revenue Recognition accounting policy in future filings substantially as follows:

“Management fees related to the aerospace aftermarket RSP spare parts business are satisfied through an agreed upon reduction from the sales price of each of the related spare parts. These fees  recognize our customer’s necessary performance of engine program support activities, such as spare parts administration, warehousing and inventory management, and customer support, and are not separable from our sale of products, and accordingly, they are reflected as a reduction to sales, rather than as costs incurred, when revenues are recognized”.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2012

General

3.	Please address the above comments in your interim filings as well, as applicable.

Response: The Company will address the above comments in its future interim filings (as applicable) substantially in the manner described above.

* * * * *

In response to the Commission’s comments, the Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Thank you for your comments.  We trust that these responses are sufficient for your purposes.  However, if you have any further questions or comments, please feel free to contact me.

Yours truly,

/s/ Christopher J. Stephens, Jr.

Christopher J. Stephens, Jr.
Chief Financial Officer

Cc:          Nudrat Salik, Staff Accountant (SEC)
Claudia S. Toussaint, Esq., Senior Vice President, General Counsel and Secretary, Barnes Group Inc.
David A. Cifrino, Esq., McDermott Will & Emery LLP